H[illegible]dam 1
DK-3050 Humlebæk
Danmark

Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

RECEIVED
2006 SEP 13 A 8: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

[redacted]

06016752

SUPPL

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 15-2006.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tlf 49 11 11 11
Fax 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 15/2006
Humlebæk, 30 August 2006

Coloplast appoints new Senior Vice President for the Urology & Continence Care Division

Coloplast has appointed Anne Mette Olesen Senior Vice President for the Urology & Continence Care Division. Anne Mette Olesen will assume her new position on 1 September 2006 and will report to Lars Rasmussen, Executive Vice President and Chief Commercial Officer.

Anne Mette Olesen is taking over from Svenn Poulsen who will be leaving Coloplast on 31 August 2006 to take up the position as CEO of the Contex Group.

Anne Mette Olesen joined Coloplast on 1 March 2005 as Vice President for Commercial Development in the Continence Care Division and appointed acting Senior Vice President when the resignation of Svenn Poulsen was announced in June 2006.

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information: Group director, CFO Lene Skole, phone + 45 4911 1665 or IR manager Jørgen Fischer Ravn, phone + 45 4911 1308